UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) and Reportable Transactions as of and for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 15, 2012

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2011	2010
Assets
Cash and cash equivalents	10,002	50,000

Investments at fair value (note 5):
Mutual funds	36,667,157	37,841,849
Common trust funds	41,907,020	22,127,335
Common stock	15,368,258	20,764,838
Collective trust fund	—	17,699,841

Total investments	93,942,435	98,433,863

Receivables:
Participant contributions	150,227	154,870
Employer contributions	201,314	201,658
Notes receivable from participants	3,000,744	2,991,625
Accrued and other	—	5,557

Total receivables	3,352,285	3,353,710

Net assets available for plan benefits	97,304,722	101,837,573

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2011
Additions
Investment income:
Interest and dividends	1,072,507

Contributions:
Participant	4,480,105
Employer	5,274,955
Rollover	596,390

10,351,450

Interest income on notes receivable from participants	136,237

Total additions	11,560,194

Deductions
Investment loss:
Net realized and unrealized depreciation in fair value of investments (note 5)	6,767,287
Distributions paid to participants	8,769,584
Affiliated plan transfers and other	556,174

Total deductions	16,093,045

Net decrease	(4,532,851)

Net assets available for plan benefits:
Beginning of year	101,837,573

End of year	97,304,722

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2010 and December 31, 2011 was T. Rowe Price Trust Company.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2011. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Eligible employees also receive additional contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70  1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

e)	Administrative expenses

The Company paid certain administrative expenses on behalf of the Plan for the year ended December 31, 2011. Beginning in November 2010, participants are charged a nominal fee each quarter to help offset plan administrative expenses.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2011 bear interest rates ranging from 4.25 percent to 9.25 percent.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) an allocation of administrative expenses.

Allocations are based on the participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid.

d)	Valuation of investments and income recognition

As of December 31, 2011 and 2010, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

Collective trust fund: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For the year ended December 31, 2010, investments in the SEI Stable Asset Fund (collective trust fund) are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would have received if they were to initiate permitted transactions under the terms of the Plan. There was no adjustment from fair value to contract value at December 31, 2010 as fair value approximated contract value.

The SEI Stable Asset Fund was liquidated on May 25, 2011. For the year ended December 31, 2010 participants may have directed the withdrawal or transfer of all or a portion of their investments at contract value. There were no reserves against contract value for credit risk of the contract issuer or otherwise. If an event had occurred to impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may have been less than contract value. For the year ended December 31, 2010 the average yield utilized was 1.63 percent and the crediting interest rate to the fund was 0.89 percent.

e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX

a)	Tax status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

b)	Voluntary compliance resolution

In August 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the processing of certain participant loan repayments.

By a letter dated December 14, 2011, the Company was informed by the IRS that their application for a compliance statement was accepted, and the Plan will not be subject to disqualification.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

a)	Investment securities representing 5% or more of net assets available for plan benefits

	2011	2010
US Treasury Money Market Trust	19,586,457	*
Agrium Inc. Common Stock	15,368,258	20,764,838
Vanguard Institutional Index Fund	14,562,026	14,970,342
Vanguard Extended Market Index	8,462,541	9,477,646
Vanguard Total Bond Market Index Fund	5,738,542	7,426,979
T. Rowe Price Retirement 2020 Trust	5,026,136	*
SEI Stable Asset Fund	*	17,699,841

*	Investment balance less than 5% of net assets available for plan benefits for the applicable year.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	31,604,982	—	31,604,982
Index funds	2,733,941	—	2,733,941
Other funds	2,328,234	—	2,328,234

Total mutual funds	36,667,157	—	36,667,157

Common trust funds: (a)
Diversified portfolio	—	22,320,563	22,320,563
U.S. treasury securities	—	19,586,457	19,586,457

Total common trust funds	—	41,907,020	41,907,020

Common stock	15,368,258	—	15,368,258

	52,035,415	41,907,020	93,942,435

Fair value of plan investments by hierarchy level	As of December 31, 2010
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	1,528,380	—	1,528,380
Index funds	35,398,639	—	35,398,639
Other funds	914,830	—	914,830

Total mutual funds	37,841,849	—	37,841,849

Common trust funds: (a)
Diversified portfolio	—	20,409,755	20,409,755
U.S. treasury securities	—	1,717,580	1,717,580

Total common trust funds	—	22,127,335	22,127,335

Common stock	20,764,838	—	20,764,838
Collective trust fund	—	17,699,841	17,699,841

	58,606,687	39,827,176	98,433,863

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2011

(U.S. dollars)

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets net assets available for plan benefits. For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized depreciation in fair value of investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2011
Agrium Inc. common stock	5,396,912
Mutual funds	945,287
Common trust funds	425,088

6,767,287

The classification of investment losses reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of the Company. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 15 2012, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2011.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2011

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value

	US Treasury Money Market Trust	Common Trust Fund	19,586,457
*	Agrium Inc. Common Stock	Common Stock	15,368,258
	Vanguard Institutional Index Fund	Mutual Fund	14,562,026
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	8,462,541
	Vanguard Total Bond Market Index Fund	Mutual Fund	5,738,542
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	5,026,136
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	4,736,103
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	2,700,054
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	2,652,890
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	2,490,385
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	1,524,561
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	1,438,180
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	1,345,176
	PIMCO Total Return Fund	Mutual Fund	1,192,349
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	1,148,006
	PIMCO Real Return Fund	Mutual Fund	1,135,884
	American Funds Fundamental Investors Fund	Mutual Fund	1,054,089
	Columbia Acorn Fund	Mutual Fund	974,894
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	765,316
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	661,756
	American Funds New Perspective Fund	Mutual Fund	440,349
	Harbor International Fund	Mutual Fund	372,542
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	196,171
	Vanguard Short Term Bond Index Fund	Mutual Fund	157,924
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	126,214
	Vanguard Total World Stock Fund	Mutual Fund	85,632

	Total investments, at fair value		93,942,435

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant’s vested account balance, maturing through June 2017	3,000,744

	Cash and cash equivalents		10,002

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2011

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

		Purchase transactions	Sales transactions
(a) Identity of party involved	(b) Asset description	(c) Purchase price	(d) Selling price	(g) Cost of asset sold	(h) Transaction date value	(i) Net gain (loss)
ACRNX	Columbia Acorn Fund	8,485,194	—	—	—	—
ACRNX	Columbia Acorn Fund	—	8,525,192	8,485,194	8,525,192	39,998
* AGU	Agrium Inc. Common Stock	5,847,565	—	—	—	—
* AGU	Agrium Inc. Common Stock	—	5,812,712	4,494,557	5,812,712	1,318,155

*	Identified party-in-interest.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2012	AGRIUM 401(K) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP